Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

Excerpt from transcript of Aon Corporation earnings call — February 3, 2012

Christa Davies

Turning to taxes, the effective tax rate on net income from continuing operations declined to 27% in the quarter, compared to 32.8% in the prior-year quarter. The prior-year quarter was impacted by certain deferred tax adjustments, and the improvement in the current quarter was primarily due to certain discrete items. The Company anticipates an effective tax rate on net income from continuing operations of 29% for 2012. Lastly, average life diluted shares outstanding decreased to 337.9 million in the fourth quarter, compared to 346.7 million in the prior-year quarter, due primarily to the Company’s share repurchase program throughout 2011. The Company was not able to repurchase shares in the fourth quarter due to the subsequent announcement of the headquarters relocation. Actual common shares outstanding on December 31 were 324.4 million, and there are approximately 14 million diluted stock equivalents. The Company has approximately $1.2 billion remaining under the share repurchase program previously authorized in 2010.

…

As an important step in unlocking that value for shareholders, the Company had announced that will change its jurisdiction of incorporation from Delaware to the UK and move its corporate headquarters to London. The transaction requires a shareholder vote to approve, and is on track to close in the second quarter of 2012. We believe the relocation will help drive shareholder value through providing greater global access to expected increases in future cash flow, enabling us to access approximately $300 million of excess capital held internationally on our balance sheet upon consummation of the transaction. And increase future cash flows through a significant reduction in our global tax rate over the long-term.

[QUESTION & ANSWER]

Mike Zaremski - Credit Suisse — Analyst

In terms of the share buyback authorization, will you be waiting until the second half of the year when headquarters change is completed to resume repurchases? Related, the tax guidance of 29% doesn’t appear to show a tax benefit, and then I have a follow-up.

Christa Davies - Aon Corp - EVP and CFO

Right. So, on share buyback, I did say that I think $150 million a quarter is probably the right level, with the lower level in Q1 because it’s a higher cash outflow quarter. That does not assume the relocation of headquarters, which would give us access to an additional $300 million sitting internationally on the balance sheet. In terms of — to answer your question, share buyback will continue throughout the calendar year with Q1 being lower, because it’s our seasonally highest cash outflow quarter. Next, on the tax rate, we are giving guidance for 2012 of 29%. As we mentioned, the 27% we reported for 2011 had some one-time returns that will not continue.

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.